EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings
(Unaudited)

	Six Months Ended		Three Months Ended
	2006	2005	2006	2005

Net (Loss) Income	$(235,849)	$ 860,802	$(338,859)	$ 437,972

BASIC EARNINGS (LOSS):

Weighted average number of common shares outstanding
	5,580,740	4,504,890	5,631,080	4,503,254

Basic earnings (loss) per common share	$ (0.04)	$ 0.19	$ (0.06)	$ 0.10

DILUTED EARNINGS:

Weighted average number of common shares outstanding	5,580,740	4,504,890	5,631,080	4,503,254

Assumed conversion of preferred stock	-	994,475	-	1,500,000
Assumed exercise of stock options	-	444,310	-	532,838

Weighted average number of common shares
outstanding - as adjusted	5,580,740	5,943,675	5,631,080	6,536,092

Diluted earnings per common share	$ (0.04)	$ 0.14	$ (0.06)	$ 0.07